Exhibit 99.1

AirMedia Announces Adjournment of 2019 Extraordinary General Meeting

BEIJING, May 17, 2019 /PRNewswire/ -- AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), an in-flight solution provider on connectivity, entertainment, and digital multimedia in China, today announced that its 2019 extraordinary general meeting (the “EGM”) which was originally called for at 10:00 a.m. (Beijing time) on May 20, 2019 was not quorate and accordingly, was adjourned in accordance with the Articles of Association of the Company. The EGM will be held at 10:00 a.m. (Beijing time) on May 27, 2019  at 15/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, The People’s Republic of China. The voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., May 23, 2019(EDT). The resolutions to be submitted to shareholder approval at the EGM are the same as the ones for the EGM set forth in the Company’s notice of extraordinary general meeting previously distributed and posted on the AGM and EGM Summary page of the Company’s investor relations website at http://ir.ihangmei.com.

About AirMedia Group Inc.

Incorporated in 2007 and headquartered in Beijing, China, AirMedia (Nasdaq: AMCN) provides in-flight solutions to connectivity, entertainment and digital multimedia in China. Collaborating with our partners, AirMedia empowers Chinese airlines with seamlessly immersive Internet connections through a network of satellites and land-based beacons, provides airline travelers with interactive entertainment and a coverage of breaking news, and furnishes corporate clients with advertisements tailored to the perceptions of the travelers. For more information, please visit us at http://ir.ihangmei.com

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s business strategies and initiatives as well as the Company’s business plans; the Company’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; trends and competition in China; general economic and business conditions in China; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

Company Contact:

Yan Liu
Director, Investor Relations
AirMedia Group Inc.
Tel: +86-10-8460-8678
Email: ir@ihangmei.com